

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> **Re: Classic Rules Judo Championships, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clearly disclose on the cover page of the registration statement and in the summary section that there can be no assurance that you will find a market maker and no assurance that your shares will be approved for listing on the OTC Bulletin Board.

2. Please include disclosure regarding changes in and disagreements with accountants on accounting and financial disclosure. Refer to Item 304 of Regulation S-K.

3. Please update your filing to reflect the current disclosure requirements of the following securities rules and items of Regulation S-K:

    a. update your description of Rule 144 on page 29,

       b. update your description of involvement in certain legal proceedings on page 41, and

       c. correct your definition of related person on page 44.

4. Please revise sections entitled "Our Competition," "Proprietary Rights," and "Government Regulation" on page 36 to provide necessary disclosure under each section's heading and remove cross-references to the risk factor section.

5. Please include disclosure relating to your director independence. Refer to Item 407(a) of Regulation S-K.

Registration Statement Cover Page, page 1

6. Please explain the reference to Securities Act Rule 416 in footnote (2) of the fee table. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Revise or advise.

7. Please update the cover page to provide legible check marks or unchecked boxes relating to the sentence starting with "[i]f any of the securities being registered on this Form are to be offered …" and the following three sentences.

Prospectus Cover Page, page 2

8. Please revise to include the offering price of your securities. Refer to Item 501 of Regulation S-K.

Inside Front Cover Page, page 3

9. Please revise your table of contents with correct page numbers for each section of the prospectus.

Prospectus Summary, page 4

10. If applicable, please provide an organizational chart that includes all of your subsidiaries.

11. Please indicate your monthly burn rate, as well as the amount of time that your present capital will last at this rate. Similarly, revise your MD&A section.

Summary Financial Information, page 6

12. We note that your disclosures of the number of shares outstanding as of March 31, 2010 in this section and on page F-3 differ. Based on your disclosure in the recent sales of

unregistered securities section, the last issuance of shares occurred on July 15, 2008 and the number of shares outstanding, as well as the weighted average shares outstanding, should remain constant following that date. Please advise or revise.

13. We note your statement in Note A to financial statements that you had $1,677 in revenue for the three months ended March 31, 2010 because you held your first tournament. Please update other sections of the prospectus, as well as the risk factors and MD&A sections, which state that you have not had any operations or revenues to date.

Risk Factors, page 7

14. We note that some of your risk factors are not preceded by subheadings. Please include a subheading for each risk factor and clearly and concisely identify a risk under each risk factor subheading.

Risk Factors Relating to Our Financial Condition, page 7

15. We note your disclosure that you could be required to raise additional financing to fully implement your business plan. Please provide an estimate of the amount of additional financing you may need, as well as the funds currently available to you. Update your risk factors and MD&A sections accordingly.

Existing and prospective shareholders may experience significant dilution, page 8

16. We note your disclosure that your business plan contemplates acquiring other companies or assets. Please describe your current and future acquisition plans, if any, in the plan of operations section or revise the risk factor accordingly.

We may be unable to protect the intellectual property right that we have, page 10

17. We note your statement that Mr. Angle developed the concepts behind the business plan and assigned the property right in "that line" to you. Please clarify what intellectual rights have been assigned to you. If there is a material agreement evidencing assignment of any intellectual property, please file it as an exhibit to your registration statement.

18. We note your reference to non-disclosure agreements with employees to establish and protect the intellectual property rights that you have in the tournament. Please advise whether you currently have any such non-disclosure agreements and if they are material to you, please file them as exhibits to your registration statement.

If we do not attract participants, page 12

19. If applicable, please provide the cost estimate for marketing your business on the referenced websites.

We are solely dependent upon the funds, page 13

20. We note your disclosure that the funds raised from founders and expected revenue from entry fees will allow you to operate for a year. Please describe how many tournaments and athlete participants you based your estimate on and include an estimate of the funds you expect to receive from such entry fees.

Because our sole director does not have prior experience in financial accounting, page 13

21. Please provide an estimate of your anticipated expenses for financial accounting and preparation of reports under the Securities Act of 1934.

Capitalization, page 16

22. Please explain the change in accounts payables from $7,414 at year-end 2009 to $1,749 as of March 31, 2010.

Selling Shareholders, page 18

23. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

24. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

25. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure on page 18. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

26. We note your disclosure that the selling shareholders acquired shares form the former parent company through issuance of dividends to shareholders. Please describe the original transaction(s) by which the selling shareholders acquired the shares being registered for sale, and the exemption from registration you relied on, or advise.

27. We note your disclosure following the selling shareholders table on page 26 that the selling shareholders have not had a material relationship with you other than as shareholders within the past two years and the statement in footnote (2) to the table that no selling shareholders, except Chris Angle, had any relationship with your officer or director. Please revise to disclose selling shareholders' relationships with you or any of your predecessors or affiliates over the last three years or advise. Refer to Item 507 of Regulation S-K.

28. It appears from both tables in the selling shareholders section that only 714,092 shares are being registered in this offering. Please revise your registration statement for consistency or advise. However, if 10,575,835 shares are being registered, please update the selling shareholders table on page 26 to indicate positions, offices, or other material relationships of your selling shareholders and update the table to include the correct percentage of shares to be owned by selling shareholders upon completion of the offering. Refer to Item 507 of Regulation S-K. Additionally, please revise your legal opinion, which currently states that 1,242,077 shares issued to selling shareholders are being registered.

29. Please revise your table on page 26 to provide the correct sums in the columns entitled "common shares owned prior to this offering" and "total shares to be owned upon completion of this offering."

Plan of Distribution, page 26

30. Please define the term Eligible Shareholders here since it is the first time this term is being used in the registration statement.

31. We note your disclosure that your common stock was distributed to eligible shareholders as a dividend for no consideration. In other parts of the registration statement you state that a portion of shares was issued in exchange for services. Please revise or advise.

Rule 144 Shares, page 29

32. Please correct your disclosure to reflect that 1% of your shares outstanding is approximately 100,000 shares, not 10,000 shares.

Please Consult with Your Own Tax Advisor, page 30

33. We note your reference to Blue Ribbon Pyrocool on page 30. Please advise whether the entity still exists and, if so, describe your current relationship with this company.

History, page 31

34. Please advise us of the relationship between Blue Ribbon International, Inc. and Blue Ribbon Pyrocool, Inc. We note that you state that Classic Rules was incorporated as Blue Ribbon International, Inc., and also disclose that Blue Ribbon changed its name to Classic Rules. Please clarify which company changed its name to Classic Rules.

35. We note your disclosure that the shares to be registered are held in escrow. Please confirm that no distribution to selling shareholders has yet taken place, clarify the number of shares that are held in escrow, and provide other material terms of this escrow

arrangement. Additionally, please update your prospectus summary section and file the escrow agreement as an exhibit to the registration statement.

36. We note your reference to 315 shareholders of Classic Rules based on the stock record of Blue Ribbon as of December 26, 2005. The same number of shareholders appears in the recent sales of unregistered securities section for 2010, following a number of sales of securities in 2008. Please confirm that you did not issue shares to anyone other than your shareholders as of December 26, 2005 or revise accordingly.

Part 1 – An Introduction to Judo and the Judo Contest, page 33

37. We note you relied on third party sources for data in Part 1 through Part 5 of this section of the registration statement. Please confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and is otherwise generally publicly available for a low or nominal subscription fee. If publicly available, please tell us where we can locate the information. Alternatively, please provide consent under Rule 436.

Part 8 – Market Development of Classic Rules Judo Championships, page 35

38. Please provide a more detailed description of your marketing and expansion plans. To the extent that you discuss future plans or tournaments, you need to substantially revise your filing to provide disclosure of the material steps you need to take to implement future plans or launch new products, the time frames for those steps and any financing you require to implement these plans. Please also provide a more detailed description in your plan of operation section.

39. Please provide support for the belief that your tournament will quickly become the world's largest judo tournament and your ability to start other tournaments in the United States and Europe or remove such statements from your disclosure. You must have a reasonable basis for all forward looking disclosure. Refer Item 10(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 37

40. Please revise your MD&A section to discuss changes in financial condition and results of operations as of the applicable interim periods and update your revenues section to provide your results as of March 31, 2010. Please refer to Item 303(b) of Regulation S-K.

Securities Ownership of Certain Beneficial Owners and Management, page 39

41. Please revise your table to clearly indicate which heading relates to each column of the table.

42. We note your reference on page 29 to 1,250,000 outstanding preferred shares. Please include disclosure relating to these preferred shares as required by Item 403 of Regulation S-K or advise.

43. Please include beneficial ownership of securities by your directors and executive officers as a group. Refer to Item 403(b) of Regulation S-K.

Management, page 40

44. Please revise to describe Mr. Angle's business experience during the past five years and other business activities in which he is currently engaged. Additionally, please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401 of Regulation S-K.

Executive Compensation, page 41

45. You state that your summary compensation table includes compensation paid "from inception on November 16, 2005" but you only provide disclosure for years 2007-2009. Please revise for consistency.

46. We note your disclosure of shares of your stock issued to Mr. Angle as compensation for services. Please update your summary compensation table to include this amount or advise. Refer to Item 402 of Regulation S-K.

Market for Common Equity and Related Shareholders Matters, page 43

47. Please update this section to reflect the correct address for the Securities and Exchange Commission as 100 F Street, NE, Washington, DC 20549.

Certain Relationships and Related Transactions, page 44

48. Please tell us why the Mr. Angle, Mr. Gruenbaum, and Mr. Lapkin all received 1,160,678 shares while the value of the services they provided in exchange for such shared differed at $1,764, $5,805, and $6,000 respectively.

49. Note F to financial statements on page F-11 describes a related party transaction with Desmond Corporation. Please include this transaction in this section of your registration statement or advise.

50. You state that Chris Angle may be considered your promoter. Please provide all required disclosure pursuant to Item 404(c) of Regulation S-K for Mr. Angle and any other promoter or advise.

Note A – Organization and Summary of Significant Accounting Policies, page F-7

51. We note your reference to "subsidiary" of Classic Rules Judo Championships, Inc. and its incorporation in Delaware on November 16, 2005. On page 32 you state that Classic Rules World Judo Championships, Inc., a subsidiary of Classic Rules Judo Championships, Inc., was incorporated in Connecticut in 2008. Please revise for consistency or advise.

52. We note that you grant stock-based awards to non-employees. Please tell us what awards have been granted to date or advise.

Note F – Related Party Transactions, page F-11

53. Please specify who contributed $5,868 in cash, and who was paid a total of $10,805 in company stock and how much each person was paid. Additionally, please reconcile the amounts listed here with those related party transactions listed on page 44.

Note G – Subsequent Events, page F-11

54. Please revise to name the "investor" with whom you signed a stock subscription agreement and clarify whether the subscription agreement filed as Exhibit 99.1 to the registration statement is the agreement signed by this investor.

Item 15. Recent Sales of Unregistered Securities, page I-1

55. Please update this section to include for each sale of shares the name of the person or class of persons to whom you sold the shares. Also, please include the nature and dollar value of consideration received. Refer to Item 701 of Regulation S-K.

Undertakings, page II-2

56. Please revise your undertakings language in your sections 1 and 8 to match the language set forth in Item 512 of Regulation S-K.

Signatures, page II-4

57. Please use the signature page provided by Form S-1.

Exhibit 5.1 Legal Opinion

58. Please revise the legal opinion to reference Form S-1 filed on June 10, 2010, as amended.

59. Please state that counsel's opinion is based on review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the state of Delaware.

60. Please revise your legal opinion to remove the second paragraph on page 1.

61. Please include counsel consent to being named in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Jerry Gruenbaum, Esq.
       via fax: (203) 226-86-45